CENTERPOINT M&A ADVISORS, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2023

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67231

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CenterPoint M&A Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21550 Oxnard Street #960
(No. and Street)

Woodland Hills	CA	91367
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Harold Christopher Bandouveris	(818) 593-7907	chris@centerpnt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Harold Christopher Bandouveris, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CenterPoint M&A Advisors, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Harold C. Bandouveris

Title: CEO

SEE ATTACHED JURAT

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on

this 10 day of February, 20 25, by
Date *Month* *Year*

(1) Harold Christopher Bandouveris

(and (2) ——),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

M. SANTANA
Notary Public - California
Los Angeles County
Commission # 2457456
My Comm. Expires Aug 4, 2027

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: February 10 2025 Number of Pages: 1

Signer(s) Other Than Named Above: ——

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of CenterPoint M&A Advisors, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of CenterPoint M&A Advisors, Inc. as of December 31, 2024, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of CenterPoint M&A Advisors, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CenterPoint M&A Advisors, Inc.'s management. My responsibility is to express an opinion on CenterPoint M&A Advisors, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to CenterPoint M&A Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the CenterPoint M&A Advisors, Inc.'s financial statements. The Supplemental Information is the responsibility of the CenterPoint M&A Advisors, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as CenterPoint M&A Advisors, Inc.'s auditor since 2015.

Tarzana, California

February 10, 2025

CENTERPOINT M&A ADVISORS, INC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	352,055
Right of Use Asset/Office Lease		37,038
State Tax Receivable		33,031
Other assets		3,317
Total assets	$	425,441

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accrued Expenses		2,500
Accounts Payable		17,712
Lease Liability		38,151
Total liabilities	$	58,363
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value 2,000 shares authorized 2,000 shares issued, and outstanding	$	2,000
Additional paid in capital		48,000
Capital Distributions		(457,700)
Retained earnings		774,778
Total stockholders' equity	$	367,078
Total liabilities and stockholders' equity	$	425,441

CenterPoint M&A Advisors, Inc.
Statement of Operations
For the Year Ended December 31, 2024

Revenues	
Advisory fees	$ 1,305,930
Interest income	133
Total revenues	1,306,063
Expenses	
Employee compensation and benefits	1,663,460
Occupancy expense	49,594
Professional fees	54,790
Communications	14,201
Other operating expenses	228,486
Total expenses	2,010,531
Net income (loss) before income tax provision	(704,468)
Income tax provision (benefit)	(800)
Net income (loss)	$ (703,668)

The accompanying notes are an integral part of these financial statements.

CenterPoint M&A Advisors, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2024

	Common Stock	Additional Paid-in Capital	Distributions	Retained Earnings	Total
Balance at December 31, 2023	$ 2,000	$ 48,000	$ -	$ 1,478,446	$ 1,528,446
Capital Distributions			$ (457,700)		$ (457,700)
Net income (loss)	-	-	$ -	(703,668)	(703,668)
Balance at December 31, 2024	$ 2,000	$ 48,000	$ (457,700)	$ 774,778	$ 367,078

The accompanying notes are an integral part of these financial statements.

CenterPoint M&A Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flow from operating activities:		
Net income (loss)		$ (703,667)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid Pension Cost	676,942	
Other Assets	(406)	
Increase (decrease) in liabilities		
Accounts Payable	17,712	
Lease Liability	(43,430)	
Income taxes payable	(8,096)	
Total adjustments		642,722
Net cash provided by (used in) operating activities		(60,945)
Invvesting Activities		
Right of Use Asset - Office lease	43,218	
Receivable from FTB	(33,031)	
Net Cash provided by Investing Activities		10,187
Financing Activities		
Capital Distributions	(457,700)	
Net Cash provided by Financing Activities		(457,700)
Net increase (decrease) in cash		(508,458)
Cash at beginning of year		860,513
Cash at end of year		$ 352,055
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 29,955	

The accompanying notes are an integral part of these financial statements.

CenterPoint M&A Advisors, Inc.
Notes to Financial Statements
December 31, 2024

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

CenterPoint M&A Advisors, Inc. (the "Company") was incorporated in the State of California on January 20, 2004. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer,that provides several classes of services, including a) Private placements of securities on a best efforts basis only, b) merger and acquisition, and c) other corporate finance advisory services.

Under its membership agreement with FINRA Rule, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is "non-covered" from Rule 15c3-3 pursuant to Footnote 74 to SEC Release 34-70073 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

ASC 606 REVENUE RECOGNITION

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost and depreciated straight line over five or seven years. Purchases over $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800. On December 31, 2024, the Company had a state refund due of $33,031.

Segment Reporting – The Company is engaged in a single line of business as a securities broker/dealer, which is comprised of one class of service. The Company has identified its CEO as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decision while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The Accounting policies used to measure the profit and loss of the segment are the same as

those described in the summary of significant accounting policies.

Note 2: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California franchise tax of $9,896 plus $57,840 under AB 150 for a total of $67,736.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable

jurisdiction for years ending December 31, 2021, 2022 and 2023. As of December 31, 2024, the taxing agencies have not proposed any adjustment to the Company's tax position.

Note 3: RETIREMENT PLANS

Profit sharing plan - The Company sponsors a 401(k) profit sharing pension plan covering substantially all of its employees. All employees with at least one year of continuous service and who have reached the age of 21 are eligible for the plan. In accordance with the plan, the Company contributes a matching contribution equal to a percentage of the participant's elective deferrals. In addition, the Company may contribute an additional amount to each participant's account. The matching contribution and the additional contributions are at the discretion of the Company's management and are determined on an annual basis. Total profit sharing contribution for the year ended December 31, 2024 was $0.00.

Defined benefit pension plan - The Company sponsors a qualified cash balance defined benefit pension plan covering substantially all employees who meet the eligibility requirements. The Company's funding policy is to make the minimum annual contribution that is required by applicable regulations, plus such amounts as the Company may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The annual measurement date for the plan is

December 31. As of December 31, 2024, the plan terminated and was rolled over into the Company's profit sharing pension plan.

Following are reconciliations of the projected pension benefit obligation and the value of plan assets for the year ended December 31, 2024:

Change in benefit obligation during the year:	
Benefit obligation at beginning of the year	$1,314,575
Service cost	1,735,655
Interest cost	75,728
Distribution	(3,325,858)
Benefit obligation at the end of year	$0.00

Change in plan assets during the year:

Fair value of plan assets at beginning of year	$ 2,101,518
Employer contribution	703,185
Interest	431,255
Distribution	(3,325,958
Fair value of plan assets at end of year	$ 0.00

Note 4: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancellable lease on December 31, 2003. A seventh amendment commenced to that lease on November 1, 2022 and expires on October 31, 2025.

Rent expense for the year ending December 31 2024 was $49,594.

Future annual minimum annual payments are as follows: For years ending:
December 31, 2025 $38,581

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-of-use asset for all leases at the commencement date, with the exception of short-term leases.. The remaining right of use asset balance at December 31, 2024 is $37,038.

The Company's lease agreement for office space is in the name of its two shareholders and the Company, and is guaranteed by both shareholders.

The Company was not subject to or in involved in any legal or litigation matters during the fiscal year or at year-end December 31, 2024.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

Other than mentioned above in Note 5, the Company has issued no guarantees at December 31, 2024 or during the year then ended.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements as of February 10, 2025. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024, the Company had net capital of $315,730 which was $310,730 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $1,422 to net capital was 0.07 to 1, which is less than the 15 to 1 maximum allowed.

CenterPoint M&A Advisors, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2024

Computation of net capital		
Common Stock	$ 2,000	
Additional paid-in capital	48,000	
Distributions	(1,693,832)	
Retained earnings	2,010,910	
Total stockholders' equity		$ 367,078
Less: Non-allowable assets		
Prepaid expense	37,651	
Accts Receivable	-	
Deposits	(1,303)	
Property, plant & equipment	-	
Total non-allowable assets		36,348
Net Capital before haircuts		330,730
Less: Haircuts on securities		
Haircut on Fidelity Bond	(15,000)	
Total haircuts on securities		(15,000)
Net Capital		315,730
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,422	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 310,730
Ratio of aggregate indebtedness to net capital	0.07 : 1	
Net Capital as submitted on the Dececmeber 31 unaudited FOCUS Report		$310,730
Reconciliation		
Net Capital as as presented above		310,730

See independent auditor's report

CenterPoint M&A Advisors, Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2024

The Company has no reserve deposit obligations under SEC 15c3-3(e) because is is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule.

CenterPoint M&A Advisors, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2024

The Company has no possession or control obligations 15c3-3(b) because is is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Centerpoint M&A Advisors, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Centerpoint M&A Advisors, Inc., stated that Centerpoint M&A Advisors, Inc.'s, business activities are limited private placements of securities on a best efforts basis only and other- merger and acquisition and other corporate finance advisory services, and that it has not held customer funds or securities and that Centerpoint M&A Advisors, Inc. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on July 1, 2020. Centerpoint M&A Advisors, Inc. also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2024, without exception. Centerpoint M&A Advisors, Inc.'s management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Centerpoint M&A Advisors, Inc.'s declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2025

CenterPoint M&A Advisors, Inc.
Exemption Report

CenterPoint M&A Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to bemade by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states thefollowing:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers, and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

CenterPoint M&A Advisors, Inc.

____

By: Harold C. Bandow

Title: CEO